Condensed Consolidated Interim Financial Statements

Prepared by Management

Third Quarter Report
Three and Nine Months Ended September 30, 2016 and 2015

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2016	2015
ASSETS

Current assets
Cash and cash equivalents		$83,240	$20,413
Investments		108	614
Accounts receivable	4	25,924	24,343
Inventories	5	11,995	17,350
Prepaid expenses		1,230	2,510
Total current assets		122,497	65,230

Non-current deposits		798	855
Deferred income tax asset		-	223
Mineral properties, plant and equipment	7	56,193	47,925
Total assets		$179,488	$114,233

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$16,138	$18,949
Finance lease obligation	9	276	1,180
Income taxes payable		4,147	5,844
Credit facility	8	10,000	22,000
Total current liabilities		30,561	47,973

Credit facility - long term	8	1,500	-
Provision for reclamation and rehabilitation		7,825	7,762
Deferred income tax liability		6,689	7,623
Total liabilities		46,575	63,358

Shareholders' equity
Share capital, unlimited common shares authorized, no par value, issued and outstanding 125,882,181 shares (Dec 31, 2015 - 102,776,470 shares)	Page 4	444,392	368,898
Contributed surplus	Page 4	6,319	9,465
Accumulated comprehensive income (loss)	Page 4	66	(145)
Retained earnings (deficit)		(317,864)	(327,343)
Total shareholders' equity		132,913	50,875
Total liabilities and shareholders' equity		$179,488	$114,233

Subsequent events (Notes 7(c))

Commitments and contingencies (Notes 7, 9 and 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2016	2015	2016	2015

Revenue		$42,066	$42,737	$128,117	$141,565

Cost of sales:
Direct production costs		24,033	30,447	80,852	92,807
Royalties		247	304	732	795
Share-based compensation	10(b)	(208)	109	78	349
Depreciation and depletion		2,761	9,768	12,059	29,604
		26,833	40,628	93,721	123,555
Mine operating earnings		15,233	2,109	34,396	18,010

Expenses:
Exploration	11	2,361	1,173	5,468	4,726
General and administrative	12	2,827	1,812	8,010	6,215
		5,188	2,985	13,478	10,941
Operating earnings (loss)		10,045	(876)	20,918	7,069

Finance costs		345	370	926	1,037

Other income (expense):
Write down of marketable securities		-	(4,785)	-	(4,785)
Foreign exchange		(1,650)	(2,964)	(2,983)	(4,335)
Investment and other		(426)	121	(610)	805
		(2,076)	(7,628)	(3,593)	(8,315)
Earnings (loss) before income taxes		7,624	(8,874)	16,399	(2,283)

Income tax expense (recovery):
Current income tax		2,731	2,095	7,622	6,225
Deferred income tax		(693)	3,110	(337)	5,188
		2,038	5,205	7,285	11,413

Net earnings (loss) for the period		5,586	(14,079)	9,114	(13,696)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available for sale investments		4	633	(58)	(27)
Reclassification of gain (loss) on available for sale investments, included in the net loss		-	4,785	269	4,785
Total other comprehensive income (loss) for the period		4	5,418	211	4,758
Comprehensive income (loss) for the period		$5,590	$(8,661)	$9,325	$(8,938)

Basic earnings (loss) per share based on net earnings		$0.04	$(0.14)	$0.08	$(0.13)
Diluted earnings (loss) per share based on net earnings	10(d)	$0.04	$(0.14)	$0.08	$(0.13)

Basic weighted average number of shares outstanding		125,277,591	101,976,901	114,426,580	101,976,901
Diluted weighted average number of shares outstanding	10(d)	127,414,848	101,976,901	115,916,906	101,976,901

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other		Total
		Number of	Share	Contributed	comprehensive		Shareholders'
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2014		101,976,901	$367,853	$8,430	$(4,758)	$(179,252)	$192,273

Share based compensation	10 (b)			2,329			2,329
Unrealized gain (loss) on available for sale assets					(27)		(27)
Available-for-sale financial asset reclassified to net loss					4,785		4,785
Expiry and forfeiture of options				(1,850)		1,850	-
Earnings (loss) for the period						(13,696)	(13,696)
Balance at September 30, 2015		101,976,901	367,853	8,909	-	(191,098)	185,664

Public equity offerings, net of issuance costs	10 (a)	799,569	1,045				1,045
Share based compensation	10 (b)			556			556
Unrealized gain (loss) on available for sale assets					(145)		(145)
Expiry and forfeiture of options				-		-	-
Earnings (loss) for the period						(136,245)	(136,245)
Balance at December 31, 2015		102,776,470	368,898	9,465	(145)	(327,343)	50,875

Public equity offerings, net of issuance costs	10 (a)	17,463,472	53,000				53,000
Exercise of options	10 (b)	3,495,000	15,965	(5,417)			10,548
Issued on acquisition of mineral properties, net	7 (b)	2,147,239	6,529				6,529
Share based compensation	10 (b)(c)			2,636			2,636
Unrealized gain (loss) on available for sale assets					(58)		(58)
Realized gain (loss) on available for sale assets					269		269
Expiry and forfeiture of options				(365)		365	-
Earnings (loss) for the period						9,114	9,114
Balance at September 30, 2016		125,882,181	$444,392	$6,319	$66	$(317,864)	$132,913

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30	Sept. 30,	Sept. 30
	Notes	2016	2015	2016	2015

Operating activities
Net earnings (loss) for the period		$5,586	$(14,079)	$9,114	$(13,696)
Items not affecting cash:
Share-based compensation	10 (b)(c)	775	735	2,636	2,329
Depreciation and depletion		2,834	9,849	12,267	29,824
Deferred income tax expense (recovery)		(654)	3,110	(711)	5,188
Unrealized foreign exchange loss (gain)		723	48	589	196
Loss on available for sale assets		-	-	269	-
Settlement of derivative liability	17	(1,372)	-	-	-
Finance costs	8	345	338	926	950
Write down of marketable securities		-	4,785	-	4,785
Net changes in non-cash working capital	13	8,071	(747)	(1,425)	(2,188)
Cash from (used in) operating activities		16,308	4,039	23,665	27,388

Investing activities
Property, plant and equipment expenditures	7	(5,508)	(9,291)	(12,717)	(27,308)
Proceeds from disposition of available for sale assets		-	-	448	-
Investment in long term deposits		-	-	133	-
Cash used in investing activities		(5,508)	(9,291)	(12,136)	(27,308)

Financing activities
Repayment of revolving credit facility	8	(2,500)	(3,000)	(10,500)	(7,000)
Repayment of obligation under finance lease		(76)	(224)	(465)	(224)
Debt issuance costs		-	-	(474)	-
Interest paid		(243)	(257)	(632)	(706)
Public equity offerings	10 (a)	14,229	-	55,353	-
Exercise of options and warrants	10 (b)	5,263	-	10,548	-
Share issuance costs	10(a)	(497)	-	(1,943)	-
Cash from (used in) financing activites		16,176	(3,481)	51,887	(7,930)

Increase (decrease) in cash and cash equivalents		26,976	(8,733)	63,416	(7,850)
Effect of exchange rate change on cash and cash equivalents		(584)	(235)	(589)	(383)
Cash and cash equivalents, beginning of period		56,848	31,780	20,413	31,045
Cash and cash equivalents, end of period		$83,240	$22,812	$83,240	$22,812
Supplementary cash flow information	13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on November 2, 2016.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM ENR (Formerly Endeavour Capital S.A. de C.V.), Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd. and Minera Oro Silver de Mexico S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2015.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2015 and accordingly, should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 1, 2015.

Critical judgments in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Acquisition of Oro Silver Resources Ltd. – critical judgments include the determination of asset purchase versus business combination in respect of the Company’s acquisition of Oro Silver Resources Ltd. during the period and the valuation of assets acquired and liabilities assumed (see note 7(b)). In making its determination, the Company considered established mineral resources associated with the El Compas property and other contracts assumed in the transaction.

(a)	Accounting standards adopted during the period

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016 with no material impact on the financial statements.

(b)	Changes in IFRS not yet adopted

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual periods beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

		September 30	December 31
	Note	2016	2015

Trade receivables (1)		$7,589	$1,704
IVA receivables		13,949	16,506
Income taxes recoverable		3,705	5,676
Due from related parties	6	3	111
Other receivables		678	346
		$25,924	$24,343

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of a derivative, are classified within Level 1 of the fair value hierarchy (see note 16).

5.	INVENTORIES

	September 30	December 31
	2016	2015

Warehouse inventory	$7,989	$9,730
Stockpile inventory (1)	21	3,808
Work in process inventory (2)	508	391
Finished goods inventory (3)	3,477	3,421
	$11,995	$17,350

(1)

The Company has stockpiled 349 tonnes of mined ore as of September 30, 2016 (December 31, 2015 – 71,793 tonnes). The stockpile inventory balance at December 31, 2015 includes a write down to net realizable value of $154 for stockpile inventory held at the El Cubo mine. Of this amount, $116 is comprised of cash costs and $38 relates to depreciation and depletion.

(2)

The work in process inventory balance at December 31, 2015 includes a write down to net realizable value of $80 for work in process inventory at the El Cubo mine. Of this amount, $60 is comprised of cash costs and $20 relates to depreciation and depletion.

(3)

The Company held 212,215 silver ounces and 832 gold ounces as of September 30, 2016 (December 31, 2015 – 194,496 and 1,285, respectively). These ounces are carried at the lower of cost and net realizable value. As at September 30, 2016, the quoted market value of the silver ounces was $4,106 (December 31, 2015 - $2,688) and the quoted market value of the gold ounces was $1,100 (December 31, 2015 - $1,364).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $33 for the nine months ended September 30, 2016 (September 30, 2015 - $33). The Company has a $3 net receivable related to administration costs and other items outstanding as of September 30, 2016. (December 31, 2015 – $111).

On May 27, 2016, the Company acquired Oro Silver Resources from Canarc Resource Corp. (“Canarc”), which is a company related by virtue of a common director. See Note 7(b).

The Company was charged $234 for legal services for the nine months ended September 30, 2015 by a legal firm in which the Company’s Corporate Secretary is a partner (September 30, 2015 - $118). The Company has $Nil payable to the legal firm as at September 30, 2016 (December 31, 2015 - $12).

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a)	Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2014	$398,913	$90,989	$56,134	$9,971	$7,842	$563,849
Additions	30,716	2,786	4,123	508	750	38,883
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	429,629	93,775	60,257	10,479	8,525	602,665

Additions	17,128	802	1,160	68	407	19,565
Disposals	-	-	(227)	-	(23)	(250)
Balance at September 30, 2016	$446,757	$94,577	$61,190	$10,547	$8,909	$621,980

Accumulated amortization and impairment

Balance at December 31, 2014	$315,950	$37,388	$19,698	$2,486	$5,597	$381,119
Amortization	24,284	6,689	6,508	863	1,344	39,688
Impairment	71,100	39,800	17,000	5,600	500	134,000
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	411,334	83,877	43,206	8,949	7,374	554,740

Amortization	6,957	1,300	2,272	207	358	11,094
Disposals	-	-	(24)	-	(23)	(47)

Balance at September 30, 2016	$418,291	$85,177	$45,454	$9,156	$7,709	$565,787

Net book value
At December 31, 2015	$18,295	$9,898	$17,051	$1,530	$1,151	$47,925
At September 30, 2016	$28,466	$9,400	$15,736	$1,391	$1,200	$56,193

As of September 30, 2016, other than the finance lease obligations of $276, the Company has $Nil committed to capital equipment purchases.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Acquisition of Oro Silver Resources Ltd

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc, a related party company, and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd., which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.

Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tonne per day ore processing plant located in Zacatecas, Mexico for a total annual lease cost of 1,632,000 Mexican Pesos (approximately $90), adjusted annually for inflation. The plant is currently not operational and will require capital investment to restore to an operational state.

The acquisition is considered to be outside the scope of IFRS 3, Business Combinations, since the El Compas project does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition. The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Oro Silver Resources Ltd purchase consideration:

Common shares issued(1)	$6,529
Assumed liability (2)	215
Acquisition costs	30
Total consideration	$6,774

(1)

2,147,239 common shares were issued with a fair value of $3.05 per share, with the fair value per share measured by the closing listed New York Stock Exchange prices of the Company’s common shares on the acquisition date. The related share issuance cost of $20 is recognized as a reduction of equity.

(2)

165 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold Mining Ltd. or to any of its subsidiaries in three instalments until October 2017. The fair value of the assumed liability was measured using the London PM fixed gold price on the acquisition date.

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$64
Long term deposit	2
Equipment	16
Mineral properties	6,714
Total assets	$6,796

Liabilities:
Accounts payable and accrued liabilities	(22)
Total liabilities	(22)

Net identifable assets acquired	$6,774

(c)	Acquisition of Parral Properties

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. (“Silver Standard”) to acquire a 100% interest in Silver Standard’s Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico (“the agreement”).

Subsequent to quarter end, Endeavour paid $6.0 million in Endeavour common shares, being 1,198,083 common shares at $5.01 per share, representing the 10-day average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

In addition, the Company has committed to spend $2.0 million on exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, Endeavour will have one year to deliver a National Instrument 43-101 (“NI 43-101”) technical report, including a resource estimate, and issue an additional $200 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour’s common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

8.	CREDIT FACILITY

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility is 4.5% over LIBOR and the Company agreed to pay a fee of $300 upon signing. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation.

At September 30, 2016, the Company had $11,500 outstanding on the Amended Facility (December 31, 2015 – $22,000), which is due within 15 months of the balance sheet date.

	Facility Financial	September 30	December 31
Facility Financial Covenants	Requirements	2016	2015
Leverage Ratio	< 3.00:1	0.30	0.53
Interest Service Coverage Ratio	> 4.00:1	52	42
Tangible Net Worth	> 45,900	132,851	51,020

9.	FINANCE LEASE OBLIGATION

The Company has certain mining equipment under financial leases expiring in 2016. The leases carry a weighted average annual interest rate of 10%. Estimated lease payments are as follows:

	September 30	December 31
	2016	2015

Minimum lease payments in 2016	$278	$1,238
Total minimum lease payments	278	1,238

Less: interest portion	2	58
Net minimum lease payments	$276	$1,180

The equipment under finance leases has been recognized in property and equipment at the present value of minimum lease payments. Interest charges on lease equipment during the nine months ended September 30, 2016 were approximately $56 (2015 - $31). Other than interest, no costs were incurred relating to the leases. The lease is secured by the assets under lease. At September 30, 2016 the net book value of the equipment pledged as security for the finance leases is $417 (December 31, 2015 - $1,544).

10.	SHARE CAPITAL

(a)	Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution, including transactions that are deemed to be “at-the-market” (“ATM”) distributions, of up to CAN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”).

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company sold common stock having an aggregate offering value of US$16.5 million on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility. During the second quarter of 2016, the Company completed this ATM program issuing 7,218,125 common shares under the ATM facility at an average price of $2.13 per share for proceeds of $14,893, net of commission.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the nine months ended September 30, 2016, the Company issued 10,245,347 common shares under the ATM facility at an average price of $3.90 per share for proceeds of $38,949, net of commission.

During the nine months ended September 30, 2016, the Company also recognized $843 of additional transaction costs, related to the two ATM financings, as share issuance costs which have been presented net of share capital.

(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009, and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended
	September 30, 2016
	Number	Weighted average
	of shares	exercise price

Outstanding, beginning of year	6,322,050	$3.80
Granted	2,150,000	$4.30
Exercised	(3,495,000)	$3.89
Cancelled	(515,000)	$4.14
Outstanding, end of period	4,462,050	$3.93

Options exercisable at period end	2,153,050	$4.12

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following tables summarize information about stock options outstanding at September 30, 2016:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept. 30, 2016	(Number of Years)	Prices	Sept. 30, 2016	Prices

$2.00 - $2.99	1,183,500	3.6	$2.65	414,500	$2.65
$4.00 - $4.99	3,231,300	3.6	$4.33	1,691,300	$4.36
$8.00 - $8.99	47,250	0.8	$8.59	47,250	$8.59
	4,462,050	3.5	$3.93	2,153,050	$4.12

During the nine months ended September 30, 2016, the Company recognized share based compensation expense of $2,126 (September 30, 2015 - $2,329) based on the fair value of the vested portion of options granted in prior years.

(c)	Performance share units

A total of 425,000 performance share units (“PSUs”) were granted during the nine months ended September 30, 2016 under the Company’s PSU plan. During the three months ended September 30, 2016, 100,000 PSUs were cancelled resulting in 325,000 PSUs outstanding at September 30, 2016. The PSUs vest on January 1, 2017, subject to achievement of predetermined performance and/or service criteria. The current maximum number of common share authorized for issuance from treasury under the PSU plan is 1,000,000.

Compensation expense related to PSUs for the nine months ended September 30, 2016 was $510 (September 30, 2015 - $Nil).

(d)	Diluted Earnings per Share

	Three Months ended
	Sept. 30	Sept. 30
	2016	2015
Basic earnings (loss)	$5,586	$(14,079)
Basic weighted average number of shares outstanding	125,277,591	101,976,901
Effect of dilutive securities:
Stock options	1,812,257	-
Performance share units	325,000	-
Diluted weighted average number of share outstanding	127,414,848	101,976,901

Diluted earnings (loss) per share	$0.04	$(0.14)

	Nine Months ended
	Sept. 30	Sept. 30
	2016	2015
Basic earnings (loss)	$9,114	$(13,696)
Basic weighted average number of shares outstanding	114,426,580	101,976,901
Effect of dilutive securities:
Stock options	1,165,325	-
Performance share units	325,000	-
Diluted weighted average number of share outstanding	115,916,905	101,976,901

Diluted earnings (loss) per share	$0.08	$(0.13)

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2016	2015	2016	2015

Depreciation and depletion	$10	$19	$41	$64
Share-based compensation	110	71	297	217
Salaries, wages and benefits	461	445	1,597	1,075
Direct exploration expenditures	1,780	638	3,533	3,370
	$2,361	$1,173	$5,468	$4,726

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2016	2015	2016	2015

Depreciation and depletion	$63	$62	$167	$156
Share-based compensation	873	555	2,261	1,763
Salaries, wages and benefits	1,167	567	3,514	2,388
Direct costs	724	628	2,068	1,908
	$2,827	$1,812	$8,010	$6,215

13.	SUPPLEMENTARY DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Months Ended
	September 30	September 30
	2016	2015

Net changes in non-cash working capital
Accounts receivable	$(1,829)	$2,800
Inventories	4,086	1,809
Prepaid expenses	1,291	709
Accounts payable and accrued liabilities	(3,276)	(2,185)
Income taxes payable	(1,697)	(5,321)
	$(1,425)	$(2,188)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$5,417	$-
Common shares issued on acquisition of mineral properties	$6,549	$-
Fair value of assets acquired under capital lease	$-	$1,150

Other cash disbursements:
Income taxes paid	$6,911	$11,598
Special mining duty paid	$1,042	$3,245

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	September 30, 2016
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$62,580	$4,087	$4,588	$5,602	$6,383	$83,240
Investments	108	-	-	-	-	108
Accounts receivables	964	766	5,711	4,331	14,152	25,924
Inventories	-	-	7,561	2,048	2,386	11,995
Prepaid expenses	658	186	209	97	80	1,230
Non-current deposits	76	56	450	143	73	798
Mineral properties, plant and equipment	302	12,053	35,846	6,431	1,561	56,193
Total assets	$64,688	$17,148	$54,365	$18,652	$24,635	$179,488

Accounts payable and accrued liabilities	$4,792	$1,115	$4,489	$2,028	$3,714	$16,138
Finance lease obligation	-	-	-	-	276	276
Income taxes payable	-	-	1,020	2,413	714	4,147
Credit facility	11,500	-	-	-	-	11,500
Provision for reclamation and rehabilitation	-	-	2,052	1,750	4,023	7,825
Deferred income tax liability	-	-	6,353	336	-	6,689
Total liabilities	$16,292	$1,115	$13,914	$6,527	$8,727	$46,575

	December 31, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$10,983	$149	$6,889	$1,004	$1,388	$20,413
Investments	614	-	-	-	-	614
Accounts receivables	920	578	2,865	5,785	14,195	24,343
Inventories	-	-	6,348	6,844	4,158	17,350
Prepaid expenses	1,734	261	324	34	157	2,510
Non-current deposits	-	56	583	143	73	855
Deferred income tax asset	-	-	-	-	223	223
Mineral properties, plant and equipment	322	4,628	30,932	8,166	3,877	47,925
Total assets	$14,573	$5,672	$47,941	$21,976	$24,071	$114,233

Accounts payable and accrued liabilities	$4,776	$624	$3,498	$2,401	$7,650	$18,949
Finance least obligation	-		333	-	$847	$1,180
Income taxes payable	-	-	3,402	2,431	11	5,844
Revolving credit facility	22,000	-	-	-	-	22,000
Provision for reclamation and rehabilitation	-	-	2,031	1,737	3,994	7,762
Deferred income tax liability	-	-	6,356	1,267	-	7,623
Total liabilities	$26,776	$624	$15,620	$7,836	$12,502	$63,358

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended September 30, 2016
Silver revenue	$-	$-	$8,475	$4,942	$9,584	$23,001
Gold revenue	-	-	1,431	10,566	7,068	19,065
Total revenue	$-	$-	$9,906	$15,508	$16,652	$42,066
Salaries, wages and benefits:
mining	$-	$-	$1,206	$1,186	$2,191	$4,583
processing	-	-	425	218	393	1,036
administrative	-	-	648	508	648	1,804
stock based compensation	-	-	(70)	(69)	(69)	(208)
change in inventory	-	-	(178)	30	70	(78)
Total salaries, wages and benefits	-	-	2,031	1,873	3,233	7,137
Direct costs:
mining	-	-	3,425	1,696	3,738	8,859
processing	-	-	1,726	2,067	2,743	6,536
administrative	-	-	593	421	706	1,720
change in inventory	-	-	(574)	79	68	(427)
Total direct production costs	-	-	5,170	4,263	7,255	16,688

Depreciation and depletion:
depreciation and depletion	-	-	1,727	553	449	2,729
change in inventory	-	-	(77)	50	59	32
Total depreciation and depletion	-	-	1,650	603	508	2,761

Royalties	-	-	93	76	78	247

Total cost of sales	$-	$-	$8,944	$6,815	$11,074	$26,833
Earnings (loss) before taxes	$(5,248)	$(2,361)	$962	$8,693	$5,578	$7,624
Current income tax expense (recovery)	-	-	(340)	2,321	750	2,731
Deferred income tax expense (recovery)	-	-	(345)	(348)	-	(693)
Total income tax expense (recovery)	-	-	(685)	1,973	750	2,038
Net earnings (loss)	$(5,248)	$(2,361)	$1,647	$6,720	$4,828	$5,586

	Three months ended September 30, 2015
Silver revenue	$-	$-	$14,186	$3,854	$9,011	$27,051
Gold revenue	-	-	2,187	4,976	8,523	15,686
Total revenue	$-	$-	$16,373	$8,830	$17,534	$42,737
Salaries, wages and benefits:
mining	$-	$-	$1,696	$1,367	$2,679	$5,742
processing	-	-	528	163	528	1,219
administrative	-	-	829	687	841	2,357
stock based compensation	-	-	37	36	36	109
change in inventory	-	-	169	(93)	266	342
Total salaries, wages and benefits	-	-	3,259	2,160	4,350	9,769
Direct costs:
mining	-	-	2,442	2,623	5,168	10,233
processing	-	-	2,600	1,985	3,752	8,337
administrative	-	-	627	623	741	1,991
change in inventory	-	-	169	(228)	285	226
Total direct production costs	-	-	5,838	5,003	9,946	20,787

Depreciation and depletion:
depreciation and depletion	-	-	1,869	2,241	5,482	9,592
change in inventory	-	-	123	(108)	161	176
Total depreciation and depletion	-	-	1,992	2,133	5,643	9,768
Royalties	-	-	179	43	82	304

Total cost of sales	$-	$-	$11,268	$9,339	$20,021	$40,628

Earnings (loss) before taxes	$(9,810)	$(1,173)	$5,105	$(509)	$(2,487)	$(8,874)

Current income tax expense	76	-	583	1,422	14	2,095
Deferred income tax expense (recovery)	-	-	457	(187)	2,840	3,110
Total income tax expense (recovery)	76	-	1,040	1,235	2,854	5,205
Net earnings (loss)	$(9,886)	$(1,173)	$4,065	$(1,744)	$(5,341)	$(14,079)

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Nine months ended September 30, 2016
Silver revenue	$-	$-	$27,121	$14,960	$28,567	$70,648
Gold revenue	-	-	4,794	31,008	21,667	57,469
Total revenue	$-	$-	$31,915	$45,968	$50,234	$128,117
Salaries, wages and benefits:
mining	$-	$-	$3,724	$4,571	$6,871	$15,166
processing	-	-	1,395	715	1,287	3,397
administrative	-	-	2,209	1,928	2,170	6,307
stock based compensation	-	-	26	26	26	78
change in inventory	-	-	(308)	77	154	(77)
Total salaries, wages and benefits	-	-	7,046	7,317	10,508	24,871
Direct costs:
mining	-	-	8,114	7,726	14,657	30,497
processing	-	-	5,714	6,156	8,608	20,478
administrative	-	-	1,910	1,352	2,210	5,472
change in inventory	-	-	(1,146)	309	449	(388)
Total direct production costs	-	-	14,592	15,543	25,924	56,059
Depreciation and depletion:
depreciation and depletion	-	-	5,470	3,674	2,622	11,766
change in inventory	-	-	(245)	254	284	293
Total depreciation and depletion	-	-	5,225	3,928	2,906	12,059
Royalties	-	-	288	217	227	732

Total cost of sales	$-	$-	$27,151	$27,005	$39,565	$93,721
Earnings (loss) before taxes	$(12,529)	$(5,468)	$4,764	$18,963	$10,669	$16,399
Current income tax expense (recovery)	-	-	100	6,742	780	7,622
Deferred income tax expense (recovery)	-	-	370	(930)	223	(337)
Total income tax expense (recovery)	-	-	470	5,812	1,003	7,285
Net earnings (loss)	$(12,529)	$(5,468)	$4,294	$13,151	$9,666	$9,114

	Nine months ended September 30, 2015
Silver revenue	$-	$-	$48,072	$18,731	$23,363	$90,166
Gold revenue	-	-	7,629	21,381	22,389	51,399
Total revenue	$-	$-	$55,701	$40,112	$45,752	$141,565
Salaries, wages and benefits:
mining	$-	$-	$5,060	$4,118	$7,900	$17,078
processing	-	-	1,673	657	1,433	3,763
administrative	-	-	2,783	2,086	2,666	7,535
stock based compensation	-	-	117	116	116	349
change in inventory	-	-	936	(16)	210	1,130
Total salaries, wages and benefits	-	-	10,569	6,961	12,325	29,855
Direct costs:
mining	-	-	7,713	7,743	14,164	29,620
processing	-	-	7,687	8,101	9,925	25,713
administrative	-	-	1,881	1,571	2,461	5,913
change in inventory	-	-	1,978	2	75	2,055
Total direct production costs	-	-	19,259	17,417	26,625	63,301
Depreciation and depletion:
depreciation and depletion	-	-	6,363	7,265	14,948	28,576
change in inventory	-	-	358	(41)	711	1,028
Total depreciation and depletion	-	-	6,721	7,224	15,659	29,604
Royalties	-	-	405	182	208	795
Total cost of sales	$-	$-	$36,954	$31,784	$54,817	$123,555

Earnings (loss) before taxes	$(15,567)	$(4,726)	$18,747	$8,328	$(9,065)	$(2,283)
Current income tax expense (recovery)	(5)	-	3,696	2,485	49	6,225
Deferred income tax expense (recovery)	-	-	1,763	1,501	1,924	5,188
Total income tax expense (recovery)	(5)	-	5,459	3,986	1,973	11,413
Net earnings (loss)	$(15,562)	$(4,726)	$13,288	$4,342	$(11,038)	$(13,696)

The Exploration segment included $340 of costs incurred in Chile for the nine months ended September 30, 2016 (2015 - $390).

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	INCOME TAXES

Tax Assessments
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN$123 million assessment, which includes interest and penalties by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 53.4 million (~USD $2.9 million) on the MXN 46.5 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Court’s rulings, MSCG will engage in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options.

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at September 30, 2016	$	$	$	$

Financial assets:
Available for sale securities	108	108	-	-
Trade receivables	7,589	7,589	-	-
Total financial assets	7,697	7,697	-	-

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at September 30, 2016		As at December 31, 2015
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	83,240	83,240	20,413	20,413
Investments	108	108	614	614
Accounts receivables	25,924	25,924	24,343	24,343
Total financial assets	109,272	109,272	45,370	45,370

Financial liabilities:
Accounts payable and accrued liabilities	16,138	16,138	18,949	18,949
Credit facility	11,500	11,500	22,000	22,000
Total financial liabilities	27,638	27,638	40,949	40,949

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Trade receivables (see Note 4)

17.	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

As at June 30, 2016, the Company had a derivative liability of $1,372 related to the change in fair value for the forward sales of 878,190 ounces of silver and 980 ounces of gold. During the third quarter these forward sales contracts were settled.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Dale Mah ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 20 -